UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                            For the month of May 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]                 Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                  No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus filed on April 12, 2004 pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

         On May 19, 2004, Sanofi-Synthelabo, a French societe anonyme ("Sanofi-Synthelabo"), and Aventis, a French societe anonyme ("Aventis"), entered into an Amendment Agreement (the "Amendment") for the purposes of amending and replacing Schedule 1 (Liquidity for Aventis stock-options) to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo. The Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

                                  EXHIBIT LIST

Exhibit No.                       Description
----------                        ------------
Exhibit 99.1 Amendment Agreement, dated May 19, 2004, amending Schedule 1 to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: May 21, 2004                       SANOFI-SYNTHELABO


                                          By:         /s/ MARIE-HELENE LAIMAY
                                              ----------------------------------
                                              Name:    Marie-Helene Laimay
                                              Title:   Senior Vice President and
                                                       Chief Financial Officer